CHINA JO-JO DRUGSTORES, INC.
Room 507-513, 5th Floor, A Building, Meidu Plaza
Gongshu District, Hangzhou, Zhejiang Province
People’s Republic of China

April 21, 2010

VIA FACSIMILE (202)772- 9198
AND VIA EDGAR

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-7010

Nandini Acharya
Staff Attorney
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	China Jo-Jo Drugstores, Inc.
Registration Statement on Form S-1 (File No. 333-163879)

Dear Mr. Riedler and Ms. Acharya:

China Jo-Jo Drugstores, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 9:00 a.m. (E.S.T.) on Thursday, April 22, 2010, or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sincerely,

China Jo-Jo Drugstores, Inc.

/s/ Bennet P. Tchaikovsky______
Bennet P. Tchaikovsky
Chief Financial Officer